Offer to Purchase for Cash
               Up to 394,000 Units of Limited Partnership Interest
                                       in

                              SECURED INCOME L.P.,
                         a Delaware limited partnership,

                                       for
                               $6.50 Net Per Unit
                                       by

                        WEST PUTNAM HOUSING INVESTORS LLC
 -------------------------------------------------------------------------------
             THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL
          EXPIRE AT 12:00 MIDNIGHT, NEW YORK TIME, ON AUGUST 20, 1998,
                          UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

                                    IMPORTANT

          West Putnam Housing Investors LLC, a Delaware limited liability company (the "Purchaser"), is offering to purchase up to 394,000 of the outstanding units of limited partnership interest ("Units") in Secured Income L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $6.50 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). The Purchase Price and the number of Units the Purchaser is offering to purchase are subject to adjustment under certain circumstances, as described herein. Holders of Units (each, a "Unit Holder") who tender their Units in response to the Offer will not be obligated to pay any commissions or partnership transfer fees. The Purchaser is an affiliate of Wilder Richman Resources Corporation and WRC-87A Corporation, each of which is a corporate general partner of the Partnership.

          Unit Holders are urged to consider the following factors:

          o    The  Purchaser is owned by Messrs.  Richard P. Richman and Robert
               H. Wilder, Jr., who have direct and indirect beneficial ownership interests in two of the three general partners of the Partnership.

          o The net liquidation value per Unit (the "Estimated Liquidation Value") estimated by the Purchaser (which as noted is an affiliate of two of the three general partners of the
               Partnership)  in  connection  with  the  Offer  is  approximately
               $12.55. The Purchaser does not believe, however, that the Estimated Liquidation Value represents a fair estimate of the current market value of a Unit, primarily due to the fact that such estimate does not take into account certain restrictions on cash flow distributions, market uncertainties and timing considerations in connection with any actual liquidation of the Partnership. See Section 13. Accordingly, the Purchaser does not believe that such estimate should be viewed as representative of the amount a Unit Holder can realistically expect to obtain on a sale of a Unit in the near term.

          o ON JUNE 29, 1998, A TENDER OFFER TO PURCHASE UP TO 196,875 UNITS WAS ANNOUNCED BY A GROUP OF PURCHASERS INCLUDING AFFILIATES OF MACKENZIE PARTNERS, INC. (THE "MACKENZIE OFFER") FOR A PRICE OF $5.00 PER UNIT. THE PRESENT OFFER BY THE

               PURCHASER AFFORDS UNIT HOLDERS AN OPPORTUNITY TO DISPOSE OF THEIR UNITS AT A MUCH HIGHER PRICE THAN THE PRICE OFFERED IN THE MACKENZIE OFFER. TO WITHDRAW UNITS ALREADY TENDERED IN THE MACKENZIE OFFER, COMPLETE AND SIGN THE ENCLOSED WITHDRAWAL FORM AND FAX IT TO (925) 631-9119 BEFORE 12:00 MIDNIGHT, PACIFIC DAYLIGHT TIME, ON JULY 31, 1998. FOR MORE INFORMATION, PLEASE SEE
               SECTION 3.

          o The Purchaser will have the right to vote all Units acquired pursuant to the Offer. Accordingly, if the Purchaser is successful in acquiring a significant number of Units, it will be able to significantly influence all voting decisions with respect to the Partnership, including decisions regarding dissolution, amendments to the Partnership's Amended and Restated Agreement of Limited Partnership (the "Limited Partnership Agreement"), removal and replacement of the general partners of the Partnership and mergers, consolidations and other extraordinary transactions.

          o The Purchaser is making the Offer with a view to realizing a profit. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the Unit Holders to sell their Units at a high price.

          THE OFFER IS NOT CONDITIONED ON FINANCING OR ANY MINIMUM AGGREGATE NUMBER OF UNITS BEING TENDERED.

                    ----------------------------------------

          Any Unit Holder desiring to tender Units should complete and sign the Assignment of Partnership Interest in accordance with the Instructions to the Assignment of Partnership Interest and mail or deliver his or her certificates representing the Units being tendered, together with the signed Assignment of Partnership Interest, to Service Data Corporation, the depositary for the Offer. A Unit Holder may tender any or all of the Units owned by that Unit Holder; provided, however, that because of restrictions in the Limited Partnership Agreement, in order for a partial tender of a Unit Holder's Units to be valid, after the sale of Units pursuant to the Offer, a Unit Holder must continue to hold a minimum of 250 Units, which represent a capital contribution in the Partnership of $5,000 (or, in the case of Unit Holders who hold Units in an Individual Retirement Account, Keogh or Qualified Plan, at least 100 Units, which represent a capital contribution in the Partnership of $2,000). Tenders of fractional Units will not be permitted, except by a Unit Holder who is tendering all of the Units owned by that Unit Holder.

          Questions and requests for assistance or for additional copies of this Offer to Purchase and the Assignment of Partnership Interest may be directed to the Information Agent at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. No soliciting dealer fees or other payments to brokers for tenders are being paid by the Purchaser.

                    ----------------------------------------
           For More Information or for Further Assistance Please Call:
                     Shareholder Communications Corporation
                                       at
                            (800) 733-8481, Ext. 415

July 24, 1998

                                TABLE OF CONTENTS


                                                                            PAGE

INTRODUCTION ................................................................  1
       The Purchaser; Affiliation with the General Partners..................  1
       Some Factors to Be Considered by Unit Holders.........................  2
       Reasons for and Effects of the Offer..................................  4
       Certain Tax Considerations............................................  4
       Originally Anticipated Holding Period for Partnership Investments;
         Alternatives .......................................................  4
       Conditions     .......................................................  5
       Distributions  .......................................................  5
       Recent Operating Results..............................................  6
       Outstanding Units.....................................................  6

THE OFFER....................................................................  7
       Section 1.  Terms of the Offer; Expiration Date; Reduction of the
                   Number of Shares to be Purchased; Proration...............  7
       Section 2.  Acceptance for Payment and Payment for Units..............  8
       Section 3.  Procedure for Tendering Units.............................  8
                   Valid Tender..............................................  8
                   Withdrawal of Units Tendered in the MacKenzie Offer.......  9
                   Signature Requirements....................................  9
                   Delivery of Assignment of Partnership Interest............  9
                   Appointment as Proxy; Power of Attorney................... 10
                   Assignment of Interest in Future Distributions............ 10
                   Determination of Validity; Rejection of Units; Waiver of
                     Defects; No Obligation to Give Notice of Defects........ 10
                   Backup Federal Income Tax Withholding..................... 11
                   FIRPTA Withholding........................................ 11
                   Binding Obligation........................................ 11
       Section 4.  Withdrawal Rights......................................... 11
       Section 5.  Extension of Tender Period; Termination; Amendment........ 11
       Section 6.  Certain Federal Income Tax Matters........................ 12
                   General................................................... 12
                   Gain or Loss Generally.................................... 12
                   Unrealized Receivables and Certain Inventory.............. 13
                   Passive Activity Loss Limitation.......................... 13
                   Partnership Termination................................... 14
                   Backup Withholding and FIRPTA Withholding................. 15
       Section 7.  Effects of the Offer...................................... 15
                   Limitations on Resales.................................... 15
                   Effect on Trading Market; Registration Under
                    Section 12(g) of the Exchange Act........................ 15
                   Control of Unit Holder Voting Decisions
                     by Purchaser; Effect of Relationship with
                    General Partners......................................... 16
       Section 8.  Future Plans of the Purchaser............................. 16

       Section 9.  Certain Information Concerning the Partnership............ 17
                   General................................................... 17
                   Originally Anticipated Holding Period for
                     Partnership Investments; Alternatives................... 17
                   Selected Financial and Property-Related Data.............. 18
                   Selected Financial Data................................... 18
                   Schedule of Mortgages .................................... 19
                   Schedule of Real Estate Taxes and Rates................... 19
                   Cash Distributions History................................ 19
                   Operating Budgets of the Partnership...................... 19
                   Other Information......................................... 20
       Section 10. Conflicts of Interest and Transactions with Affiliates.... 20
                   Conflicts of Interest with Respect to the Offer........... 20
                   Voting by the Purchaser................................... 21
                   Financing Arrangements.................................... 21
                   Transactions with Affiliates.............................. 21
       Section 11. Certain Information Concerning the Purchaser.............. 22
                   The Purchaser............................................. 22
       Section 12. Source of Funds........................................... 22
       Section 13. Background of the Offer................................... 22
                   General Background........................................ 22
                   Determination of Purchase Price........................... 23
                   Trading History of Units.................................. 23
                   Purchaser's Pro Forma Estimate of Net Liquidation
                     Value per Unit.......................................... 24
       Section 14. Conditions of the Offer................................... 25
       Section 15. Certain Legal Matters..................................... 26
                   General................................................... 26
                   Antitrust................................................. 26
                   Margin Requirements....................................... 26
       Section 16. Fees and Expenses......................................... 26
       Section 17. Miscellaneous............................................. 26



SCHEDULE I         Information Regarding the Members of the Purchaser........ 28

TO THE UNIT HOLDERS OF SECURED INCOME L.P.


                                  INTRODUCTION

          West Putnam Housing Investors LLC (the "Purchaser"), which is a Delaware limited liability company and an affiliate of two of the three general partners of the Partnership, hereby offers to purchase up to 394,000 Units, representing approximately 40% of the Units outstanding on the date hereof, in Secured Income L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $6.50 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). The Offer is not conditioned on any aggregate minimum number of Units being tendered. A Unit Holder may tender any or all of the Units owned by that Unit Holder; provided, however, that because of restrictions in the
Partnership's Amended and Restated Agreement of Limited Partnership (the "Limited Partnership Agreement"), in order for a partial tender to be valid, after the sale of Units pursuant to the Offer, the Unit Holder must continue to hold a minimum of 250 Units, which represent a capital contribution in the Partnership of $5,000 (or, in the case of Unit Holders who hold Units in an Individual Retirement Account ("IRA"), Keogh or Qualified Plan, at least 100 Units, which represent a capital contribution of $2,000). Tenders of fractional Units will not be permitted, except by a Unit Holder who is tendering all of the Units owned by that Unit Holder. The Purchaser will pay all charges and expenses of Shareholder Communications Corporation, which will serve as the Purchaser's information agent for the Offer (the "Information Agent"), and Service Data Corporation, which will act as depositary for the Offer (the "Depositary").

          THE PURCHASER; AFFILIATION WITH THE GENERAL PARTNERS. The Purchaser is a newly formed entity whose sole managing member is Mr. Richard P. Richman.
Approximately 75% of the equity interest in the Purchaser is owned by Mr. Richman, and the remaining approximately 25% equity interest in the Purchaser is beneficially owned by Mr. Robert H. Wilder, Jr. Wilder Richman Resources Corporation, a Delaware corporation ("WRRC"), WRC-87A Corporation , a Delaware corporation ("WRC-87A"), and Real Estate Equity Partners L.P., a Delaware limited partnership ("REEP") (WRRC and WRC-87A are together referred to as the "Affiliated General Partners," and the Affiliated General Partners and REEP are collectively referred to as the "General Partners"), are the three general partners of the Partnership. Mr. Richman beneficially owns approximately 50% of the equity interest in WRRC and is president and a director of that corporation. Mr. Wilder beneficially owns approximately 50% of the equity interest in WRRC and is executive vice president and a director of that corporation. WRC-87A is owned one-half by WRRC and one-half by Real Estate Equity Partners Inc. ("REEPI"), the corporate general partner of REEP. Mr. Richman is executive vice president, secretary, treasurer and a director of WRC-87A. Mr. Richman, Mr. Wilder and the other holders of equity interests in the Purchaser are collectively referred to as the "Purchaser Affiliates." REEP is an affiliate of Lehman Brothers Inc. ("Lehman"). Since the commencement of operations of the Partnership, Wilder Richman Management Corp. ("WRMC"), an affiliate of the Purchaser and the Affiliated General Partners, has provided property management services to the Carrollton Partnership (as defined below) and has been compensated therefor. WRC-87A is also a special limited partner of the operating partnerships in which the Partnership has invested. See Section 10. By reason of these relationships, the Affiliated General Partners have conflicts of interest in considering the Offer. In the case of WRC-87A, this conflict is limited to the beneficial interests of Messrs. Richman and Wilder in WRRC, which owns 50% of WRC-87A, since Lehman, which owns (through its interest in REEPI) half of the equity interest in WRC-87A, has no interest in the Purchaser or in the Offer.

          SOME FACTORS TO BE CONSIDERED BY UNIT HOLDERS. In considering the Offer, Unit Holders may wish to consider the following factors:

          Potential Adverse Aspects of the Offer for Unit Holders

          o The Purchaser is owned by Messrs. Richman and Wilder, who have direct and indirect beneficial ownership interests in the Affiliated General Partners. The Affiliated General Partners have conflicts of interest in considering the Offer because of this relationship. It is in the interest of the Purchaser Affiliates, who collectively own all of the equity interest in the Purchaser, and the Affiliated General Partners, for the Purchaser to purchase Units at a low price in order to maximize their potential profit. It is in the interest of the Unit Holders who desire to sell Units, to maximize the price they receive. Also, if the Offer is consummated and the Purchaser acquires a substantial interest in the Partnership, it may have different considerations with respect to maximizing the value of its interest in the Partnership than the other Unit Holders. This could result in conflicts of interest for the Affiliated General Partners in the future. See Section 10.

          o The net liquidation value per Unit (the "Estimated Liquidation Value") estimated by the Purchaser in connection with the Offer is approximately $12.55. See Section 13 for a discussion of the bases of such estimate and of why the Purchaser believes that such estimate is not necessarily indicative of the current fair market value of a Unit.

               The Purchase Price represents the price that the Purchaser is willing to pay for the Units. No independent third party has been retained by the Purchaser to evaluate or render an opinion with respect to the fairness of the Purchase Price, and no appraisals of any of the properties owned by the Partnership have been obtained by the Purchaser.

               THE PURCHASER (WHICH IS AN AFFILIATE OF THE AFFILIATED GENERAL PARTNERS) MAKES NO REPRESENTATION AND EXPRESSES NO OPINION AS TO THE FAIRNESS OR ADEQUACY OF THE PURCHASE PRICE.

          o As with any rational investment decision, the Purchaser is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the Unit Holders to sell their Units at a high price.

          o If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning dissolution, amendments to the Limited Partnership Agreement, removal and replacement of the General Partners and mergers, consolidations and other extraordinary transactions involving the Partnership. This means that (i) non-tendering Unit Holders could be prevented from taking action they desire but that the Purchaser opposes and (ii) the Purchaser may be able to take action desired by it but opposed by the non-tendering Unit Holders. As used herein, the term "non-tendering Unit Holders" includes both those Unit Holders not all of whose Units were tendered by the Unit Holder in the Offer and those Unit Holders not all of whose Units were purchased by the Purchaser in the Offer because of proration.

          Potentially Beneficial Aspects of the Offer for Unit Holders

          o ON JUNE 29, 1998, THE MACKENZIE OFFER TO PURCHASE UP TO 196,875 UNITS FOR A PRICE OF $5.00 PER UNIT WAS ANNOUNCED. ON MARCH 26, 1998, A TENDER OFFER TO PURCHASE UP TO 42,234 UNITS WAS ANNOUNCED BY EVEREST MANAGEMENT, LLC (THE "EVEREST OFFER") FOR A PRICE OF $3.50 PER UNIT. THE PRESENT OFFER BY THE PURCHASER AFFORDS UNIT HOLDERS AN OPPORTUNITY TO DISPOSE OF THEIR UNITS AT A MUCH HIGHER PRICE THAN THE PRICE OFFERED IN THE EVEREST OFFER AND THE MACKENZIE OFFER (APPROXIMATELY 85% AND 30%, RESPECTIVELY). TO WITHDRAW UNITS ALREADY TENDERED IN THE MACKENZIE OFFER, COMPLETE AND SIGN THE ENCLOSED WITHDRAWAL FORM AND FAX IT TO (925) 631-9119 BEFORE 12:00 MIDNIGHT, PACIFIC DAYLIGHT TIME, ON JULY 31, 1998. FOR MORE INFORMATION, PLEASE SEE SECTION 3.

          o Although there are some limited resale mechanisms available to Unit Holders wishing to sell their Units, there is no formal trading market for Units. Accordingly, the offer affords Unit Holders an opportunity to dispose of their Units for a cash price which otherwise might not be available to them.

          o The offer may be attractive to Unit Holders who have an immediate wish for cash. The Purchase Price is approximately 2.6 times greater than the highest reported sales price of Unit during the past 12 months (based on published information and information provided by the Partnership), except for sales, if any, pursuant to the other tender offers for Units referred to above. However, reported secondary market sales prices do not take into account commissions and transfer fees typically payable by a Unit Holder in connection therewith. Therefore, the net proceeds received by a Unit Holder who sells Units in the secondary market are typically significantly less than the reported sales prices.

          o Unit Holders who sell Units pursuant to the Offer will not be charged any sales commissions or partnership transfer fees (which are typically $150 per transfer). The Purchaser will pay all transfer fees imposed by the Partnership in connection with sales of Units pursuant to the Offer.

          o Real estate markets in the eastern United States (where the properties owned by the Partnership are located) generally have recovered and experienced an upward trend since the end of the last recession. That recovery and upward trend might continue. On the other hand, those markets also may be adversely affected by a variety of factors, including possible fluctuations in interest rates, economic slowdowns and overbuilding. Accordingly, ownership of Units continues to be a speculative investment. The Offer may provide Limited Partners with the opportunity to liquidate their interests in the Partnership and replace them with investments that are less speculative and more liquid.

          o The Offer may be attractive to Unit Holders who wish to avoid in the future the expenses, delays and complications in reflecting ownership of Units in personal income tax returns.

          o A Unit Holder who sells 100% of his or her Units pursuant to the Offer will no longer be subject to the passive activity loss limitation with respect to "suspended" losses attributable to those Units and, therefore, will be able to utilize fully any such losses.

          o The Offer may be attractive to those Unit Holders who have become disenchanted with real estate investments generally, and in particular with the perceived illiquidity of investments made through limited partnerships, because the Offer affords an immediate opportunity for those Unit Holders to liquidate some or all of their investments in the Partnership. On the other hand, Unit Holders who tender their Units will be giving up the opportunity to participate in any potential future benefits represented by the ownership of those Units, including, for example, the right to participate in any future distributions of cash or property, whether from operations, the proceeds of a sale or refinancing with respect to one or both of the operating partnership interests in which the Partnership is invested or in connection with any future liquidation of the Partnership. Instead, any such distributions of cash or property with respect to Units tendered in the Offer and purchased by the Purchaser will be paid to the Purchaser.

          The Purchaser makes no recommendations to any Unit Holder as to whether to tender or refrain from tendering Units. Each Unit Holder must make his or her own decision, based on the Unit Holder's particular circumstances, as to whether to tender Units and, if so, how many Units to tender. UNIT HOLDERS SHOULD CONSULT WITH THEIR RESPECTIVE ADVISORS REGARDING THE FINANCIAL, TAX, LEGAL AND OTHER IMPLICATIONS OF ACCEPTING THE OFFER. UNIT HOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE RELATED MATERIALS CAREFULLY IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

          REASONS FOR AND EFFECTS OF THE OFFER. The Purchaser's purpose in making the Offer is to acquire a significant equity interest in the Partnership, primarily for investment purposes and with a view to realizing a profit. Although the number of Units sought in the Offer will not give the Purchaser (which is an affiliate of the Affiliated General Partners) absolute control over the Partnership, if the Purchaser is successful in acquiring all or a substantial portion of the Units it is tendering for, it will be in a position to exercise significant influence over the outcome of any vote by Unit Holders. See Sections 7, 8 and 13.

          In addition, another purpose of the Offer is to provide Unit Holders with a competing offer against which any other offer for Units can be measured and judged.

          CERTAIN TAX CONSIDERATIONS. A sale by a Unit Holder pursuant to the Offer will result in taxable gain (or loss) equal to the excess (deficit) of the amount realized by the Unit Holder for the Units sold over such Unit Holder's adjusted tax basis in those Units. If a Unit Holder has suspended "passive losses" from the Partnership or other passive activity investments, such Unit Holder generally may deduct these losses up to the amount of any gain from the sale and may deduct such losses in excess of such gain if the Unit Holder sells 100% of its interest in the Partnership. A sale pursuant to the Offer of all of a Unit Holder's Units will terminate such Units Holder's investment in the Partnership and, commencing with the year following the year of sale, the Unit Holder will no longer receive Partnership tax information or have to report the complicated tax information currently required of Unit Holders. See Section 6.

          ORIGINALLY ANTICIPATED HOLDING PERIOD FOR PARTNERSHIP INVESTMENTS; ALTERNATIVES. The Partnership owns 99% of the limited partnership interests in two operating limited partnerships (the "Operating Partnerships"), one of which, Carrollton X Associates Limited Partnership (the "Carrollton Partnership"), owns a 252 unit apartment complex in Frederick, Maryland and the other of which, Columbia Associates (the "Columbia Partnership"), owns a 163 unit apartment complex in New York City (together, the "Complexes"). According to the Partnership's Prospectus dated March 5, 1987 (the "Partnership Prospectus"), the Partnership anticipated that the holding period with respect to the Partnership's interests in the Operating Partnerships would be approximately ten years from the date of acquisition of such interests or, if longer, ten years from the date of commencement of operation of the Complexes. However, the Partnership indicated that the precise holding period for the interests in the Operating Partnerships would depend upon the financial and operating circumstances of the Complexes, opportunities to take advantage of capital appreciation in the Complexes, the objectives of the general partners of the Operating Partnerships and other circumstances particular to each investment. The Partnership Prospectus also stated the then current intention of the Partnership that its investments in an Operating Partnership would be liquidated and the proceeds distributed in accordance with the Limited Partnership Agreement between 8-12 years after the initial acquisition of such Operating Partnership interest. The Partnership presently has the right in the case of the Carrollton Partnership and will have the right in the case of the Columbia Partnership beginning in December 1998 to commence the process of liquidating its investment in each of the Complexes and, in connection therewith, require the general partner of the respective Operating Partnership to obtain an offer for sale of the Complex acceptable to the Partnership. Sale of one or both of the Complexes, however, would require, among other things, the consent of any applicable housing finance authority, the consent of WRC-87A, the special limited partner of each of the Operating Partnerships, and in certain instances, the consent of a majority of the Unit Holders of the Partnership.

          Under the Limited Partnership Agreement, the term of the Partnership will continue until December 31, 2036, unless sooner dissolved as provided in the Limited Partnership Agreement or by law. Unit Holders could, as an alternative to tendering their Units and without the concurrence of the General Partners, take a variety of possible actions, including voting to dissolve the Partnership or causing the Partnership to remove or replace any or all of the General Partners, direct WRC-87A, as special limited partner of the Operating Partnerships, to remove any general partner of the Operating Partnerships, with or without cause, or to sell all or substantially all of its assets.

          CONDITIONS. The Offer is not conditioned on financing or on any aggregate minimum number of Units being tendered. Certain other conditions do apply, however. See Section 14.

          DISTRIBUTIONS. In order to provide Unit Holders with 7% guaranteed cash distributions required to be made through December 31, 1993 and to pay investor services fees, the Partnership purchased guaranteed investment contracts. The last such cash distributions were made in January 1995. In total, original investors in the Partnership have received distributions of $468.50 per $1,000 investment since 1987, virtually all of which were generated by payments under the guaranteed investment contracts. According to the Partnership's public filings, significant cash flow distributions from the property held by the Columbia Partnership, because of the restrictions on cash flow distributions under the terms of the Columbia Partnership's refinanced mortgage obligations, are not likely to occur. If, however, the Columbia Partnership was successful in renegotiating the terms of or replacing its mortgage indebtedness to permit cash flow distributions, such cash flow could be available for distributions to the Unit Holders. In this connection, the Purchaser notes that it has been informed by the Columbia Partnership that, consistent with previous discussions in the Partnership's quarterly and annual reports to Unit Holders, the Columbia Partnership has had discussions with its current and alternative lenders with the goal of refinancing or restructuring the Columbia Partnership's current financing. Given the perceived strength of the New York rental market and increasingly favorable climate for refinancing, the local general partners of the Columbia Partnership believe there is a significant prospect that the current financing can be refinanced or restructured with a view to, among other things, reducing, or eliminating altogether, prohibitions on the distribution of cash flow or sale or refinancing proceeds. The Partnership believes that any such refinancing or restructuring, if it occurs at all, may be able to be completed within approximately the next six to twelve months. In the event of any such refinancing, the Columbia Partnership anticipates that the fees charged by its management firm will increase from approximately $80,000 per year (which fees are believed to be generally lower than comparable fees for similar services charged by other management firms) to approximately $200,000 per year (which fees are believed to be generally competitive with fees charged by other management firms for similar services). There can be no assurance that any such refinancing or restructuring will be completed.

          The potential for future distributions was considered by the Purchaser when establishing the Purchase Price. Unit Holders who tender their Units in response to the Offer will retain any distributions made to date and will be entitled to receive and retain any subsequent distributions made by the Partnership prior to the date on which the Purchaser pays for tendered Units pursuant to the Offer, although any such subsequent distribution will result in a reduction of the Purchase Price. See Section 1. However, tendering Unit Holders will not be entitled to receive or retain any distributions in respect of tendered Units which are made on or after the date on which the Purchaser pays for such Units pursuant to the Offer, regardless of the fact that the record date (as opposed to the payment date) for any such distribution may be a date prior to the date of purchase. See Section 3.

          RECENT OPERATING RESULTS. The Partnership's results of operations improved immediately upon the refinancing of the respective mortgages of each of the Complexes during 1993, and have continued to improve primarily due to increased rental revenues. During 1997, the Columbia Partnership and the Carrollton Partnership generated income from operating activities of approximately $3,121,000 and approximately $949,000, respectively. Mortgage principal payments during 1997 for the Columbia Partnership and the Carrollton Partnership were approximately $758,000 and approximately $113,000, respectively. Deposits to required mortgage escrow accounts pursuant to the Colombia Partnership's mortgages amounted to approximately $691,000 during 1997. Pursuant to the terms of the Columbia Partnership's mortgages, the lender is entitled to a credit enhancement fee of 2.5% per annum based on the outstanding loan balance commencing February 1, 1997. During 1997, the Columbia Partnership incurred $582,229 in connection with such fee. After considering the respective mandatory mortgage principal payments, required deposits to mortgage escrows, accelerated principal payments on the Columbia Partnership's mortgages and payments for the credit enhancement fee, among other things, the Complexes generated combined cash flow of approximately $344,000 during 1997. Any savings realized on the difference between the initial note rate on the Columbia Partnership's mortgages of 4.66% and the actual low floater rate (approximately 3.56% weighted average rate during 1997) are deposited into specified mortgage escrow accounts including, in certain circumstances to a mortgage escrow account designated for making additional mortgage principal payments. Such additional mortgage principal payments amounted to $400,000 during the year ended December 31, 1997. However, there can be no assurance that the level of cash flow generated by the Complexes in 1997 will continue in future years.

          Although the Complexes generated cash flow during 1997, results of operations declined as compared to 1996 primarily as a result of (i) the commencement of the credit enhancement fee in connection with the Columbia Partnership's mortgages, (ii) costs incurred by the Columbia Partnership in connection with attempts to refinance or replace its mortgages and (iii) an increase in the weighted average interest rate on the Columbia Partnership's mortgages from 3.29% to 3.56%. Operating and maintenance expenses increased for the year ended December 31, 1997 primarily due to scheduled maintenance. Interest revenue for the year ended December 31, 1997 was comparable to the year ended December 31, 1996 and was generated primarily from Partnership deposits and escrows established in connection with the Columbia Partnership's mortgages.

          OUTSTANDING   UNITS.   According  to   information   supplied  by  the
Partnership,   as  of  July  7,  1998,  there  were  984,369  Units  issued  and outstanding, which were held of record by approximately 1,372 Unit Holders.

                                    THE OFFER


          SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE; REDUCTION OF NUMBER OF SHARES TO BE PURCHASED; PRORATION. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment (and thereby purchase) up to 394,000 Units, or approximately 40% of the Units outstanding, that are validly tendered prior to the Expiration Date (as defined hereinafter) and not withdrawn in accordance with the procedures set forth in Section 4. For purposes of the Offer, the term "Expiration Date" shall mean 12:00 midnight, New York City time, on August 20, 1998, unless the Purchaser in its sole discretion shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as extended by the Purchaser, shall expire. See Section 5 for a description of the Purchaser's right to extend the period of time during which the Offer is open and to amend or terminate the Offer.

          THE PURCHASE PRICE WILL AUTOMATICALLY BE REDUCED BY THE AGGREGATE AMOUNT OF DISTRIBUTIONS PER UNIT, IF ANY, MADE BY THE PARTNERSHIP TO UNIT HOLDERS ON OR AFTER THE DATE HEREOF AND PRIOR TO THE DATE ON WHICH THE PURCHASER PAYS FOR UNITS PURCHASED PURSUANT TO THE OFFER.

          If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unit Holders pursuant to the Offer, the increased consideration will be paid for all Units accepted for payment pursuant to the Offer, regardless of whether the Units were tendered prior to the increase in the consideration offered.

          The Limited Partnership Agreement prohibits transfers of Units if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership for federal or any applicable state income tax purposes. The Partnership has advised the Purchaser that it will not process any requests for recognition of substitution of Unit Holders upon a transfer of Units during such twelve-month period which the Partnership believes may cause a tax termination in contravention of the Limited Partnership Agreement. If the Partnership determines that the number of Units to be Purchased by the Purchaser in the Offer will cause a tax termination in contravention to the Limited Partnership Agreement, the Purchaser will reduce the number of Units purchased in the Offer to the maximum number allowed in accordance with such provisions of the Limited Partnership Agreement.

          If more than 394,000 Units (or such lower number as may be determined in accordance with the preceding paragraph) are validly tendered prior to the Expiration Date and not properly withdrawn prior to the Expiration Date in accordance with the procedures specified in Section 4, the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for an aggregate of 394,000 (or such lower number as may be determined in accordance with the preceding paragraph) of the Units so tendered, pro rata according to the number of Units validly tendered by each Unit Holder and not properly withdrawn prior to the Expiration Date, with appropriate adjustments to avoid (i) purchases of fractional Units and (ii) purchases that would violate
Section 7.1(b)(iii) of the Limited Partnership Agreement (which generally requires that, in order for a partial tender to be valid, a Unit Holder must continue to hold a minimum of 250 Units representing in the aggregate a capital contribution in the Partnership of $5,000). If the number of Units validly tendered and not properly withdrawn prior to the Expiration Date is less than or equal to 394,000 Units (or such lower number as may be determined in accordance with the preceding paragraph), the Purchaser will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer.

          If proration of tendered Units is required, then, subject to the Purchaser's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay Unit Holders the Purchase Price in respect of Units tendered or return those Units promptly after the termination or withdrawal of the Offer, the Purchaser does not intend to pay for any Units accepted for payment pursuant to the Offer until the final proration results are known. NOTWITHSTANDING ANY SUCH DELAY IN PAYMENT, NO INTEREST WILL BE PAID ON THE PURCHASE PRICE.

          The Offer is conditioned on  satisfaction of certain  conditions.  See
Section 14, which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but in no event shall be obligated), in its sole discretion, to waive any or all of those conditions. If, prior to the Expiration Date, any or all of the conditions have not been satisfied or waived, the Purchaser reserves the right to (i) decline to purchase any of the Units tendered and terminate the Offer, (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, and/or (iv) amend the Offer.

          This Offer to Purchase and the related Assignment of Partnership Interest are being mailed by the Purchaser to the persons shown by the Partnership's records to have been Unit Holders or, in the case of Units owned of record by IRAs, Keoghs and Qualified Plans, beneficial owners of Units as of July 22, 1998.

          SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment (and thereby purchase) and will pay for all Units validly tendered and not withdrawn in accordance with the procedures specified in Section 4, as promptly as practicable following the Expiration Date. A tendering beneficial owner of Units whose Units are owned of record by an IRA, Keogh or Qualified Plan will not receive direct payment of the Purchase Price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing tendered Units and a properly completed and duly executed Assignment of Partnership Interest and any other documents required by the Assignment of Partnership Interest. See Section 3. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

          For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to the Offer, and thereby purchased, validly tendered Units if, as and when the Purchaser gives written notice to the Depositary of the Purchaser's acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price with the Depositary, which will act as agent for tendering Unit Holders for the purpose of receiving payments from the Purchaser and transmitting those payments to Unit Holders whose Units have been accepted for payment.

          If any tendered Units are not purchased for any reason, the certificates representing such Units will be returned to the Unit Holder and the Assignment of Partnership Interest with respect to such Units will be destroyed by the Depositary or the Purchaser. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under
Section 14, the Depositary may, nevertheless, on behalf of the Purchaser retain tendered Units, but such Units may be withdrawn to the extent that the tendering Unit Holders are entitled to withdrawal rights as described in Section 4. The foregoing is subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay Unit Holders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

          The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of the Purchaser's affiliates, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unit Holders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

          SECTION 3. PROCEDURE FOR TENDERING UNITS.

          VALID TENDER. In order for a tendering Unit Holder to participate in the Offer, its Units must be validly tendered and not withdrawn prior to the Expiration Date. To validly tender Units, certificates representing such tendered Units, a properly completed and duly executed Assignment of Partnership Interest and any other documents required by the Assignment of Partnership Interest must be received by the Depositary, at its address set forth on the back cover of this Offer to Purchase, prior to the Expiration Date. A Unit Holder may tender any or all of the Units owned by that Unit Holder; provided, however, that because of restrictions in the Limited Partnership Agreement, in order for a partial tender to be valid, after the sale of Units pursuant to the Offer, the Unit Holder must continue to hold a minimum of 250 Units, representing a capital contribution in the Partnership of $5,000 (or, in the case of Unit Holders who hold Units in an IRA, Keogh or Qualified Plans at least 100 Units, representing a capital contribution in the Partnership of $2,000). Tenders of fractional Units will not be permitted, except by a Unit Holder who is tendering all of the Units owned by that Unit Holder. No alternative, conditional or contingent tenders will be accepted.

          WITHDRAWAL OF SHARES TENDERED IN THE MACKENZIE OFFER. Units previously tendered in the MacKenzie Offer must be withdrawn prior to July 31, the expiration date of the MacKenzie Offer, in order to be validly tendered in this Offer. Withdrawal procedures appear under the section titled "Withdrawal Rights" in the MacKenzie Offer's offer to purchase (the "MacKenzie Offer to Purchase"). According to the MacKenzie Offer to Purchase, for a withdrawal of Units tendered in the MacKenzie Offer to be effective, a written or facsimile transmission notice of withdrawal must be received by the depositary for the MacKenzie Offer prior to 12:00 midnight, Pacific Standard Time, on July 31, 1998 (the expiration date of the MacKenzie Offer, unless such expiration date in extended, in which case withdrawals may be made prior to such extended expiration date). UNIT
HOLDERS WHO WISH TO WITHDRAW UNITS ALREADY TENDERED IN THE MACKENZIE OFFER SHOULD COMPLETE AND SIGN THE ENCLOSED WITHDRAWAL FORM AND FAX IT TO (925) 631-9119 BEFORE 12:00 MIDNIGHT, PACIFIC DAYLIGHT TIME, ON JULY 31, 1998. FOR FURTHER DETAILS ON HOW TO WITHDRAW YOUR UNITS FROM THE MACKENZIE OFFER, PLEASE SEE THE MACKENZIE OFFER TO PURCHASE. UNIT HOLDERS WHO DESIRE ASSISTANCE WITH WITHDRAWING UNITS TENDERED PURSUANT TO THE MACKENZIE OFFER MAY CONTACT THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE.

          SIGNATURE REQUIREMENTS.

          No signature guarantee is required on the Assignment of Partnership Interest (i) if such Assignment of Partnership Interest is signed by the registered holder of the Units tendered therewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" in the Assignment of Partnership Interest, or (ii) if Units are tendered for the account of a firm that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (such a firm being hereinafter referred to as an "Eligible Institution").

          If a certificate representing Units is registered in the name of a person other than the person(s) signing the Assignment of Partnership Interest (or a facsimile thereof), or if payment is to be made, or Units not accepted for payment or not tendered are to be returned, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate, with the signature(s) on the certificate or stock power guaranteed by an Eligible Institution. If the Assignment of Partnership Interest or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Purchaser, proper evidence satisfactory to the Purchaser of their authority so to act must be submitted.

          DELIVERY OF ASSIGNMENT OF PARTNERSHIP INTEREST. The method of delivery of the Assignment of Partnership Interest and all other required documents is at the option and risk of the tendering Unit Holder, and delivery will be deemed made only when actually received by the Depositary. In all cases, sufficient time should be allowed to assure timely delivery.

          APPOINTMENT AS PROXY; POWER OF ATTORNEY. By executing an Assignment of Partnership Interest, a tendering Unit Holder irrevocably appoints the Purchaser and its managing member, officers and designees as the Unit Holder's proxies, in the manner set forth in the Assignment of Partnership Interest, each with full power of substitution, to the full extent of the Unit Holder's rights with respect to the Units tendered by the Unit Holder and accepted for payment by the Purchaser. Each such proxy shall be considered coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. Upon such acceptance for payment, all prior proxies given by the Unit Holder with respect to the Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The Purchaser and its managing member, officers and designees will, as to those Units, be empowered to exercise all voting and other rights of the Unit Holder as they in their sole discretion may deem proper at any meeting of Unit Holders, by written consent or otherwise. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Units, the Purchaser must be able to exercise full voting rights with respect to the Units, including voting at any meeting of Unit Holders then scheduled or acting by written consent without a meeting.

          Pursuant to such appointment as attorneys-in-fact, the Purchaser and its managing member and designees each will have the power, among other things,
(i) to transfer ownership of such Units on the partnership books maintained by the Partnership (and execute and deliver any accompanying evidences of transfer and authenticity any General Partner may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Depositary (as the tendering Unit Holder's agent) of the Purchase Price, to become a substituted Unit Holder, to receive any and all distributions made by the Partnership on or after the date on which the Purchaser purchases such Units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iii) to execute and deliver to the Partnership a change of address form instructing them to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, and
(iv) to endorse any check payable to or upon the order of such Unit Holder representing a distribution to which the Purchaser is entitled pursuant to the terms of the Offer, in each case in the name and on behalf of the tendering Unit Holder.

          ASSIGNMENT OF INTEREST IN FUTURE DISTRIBUTIONS. By executing an Assignment of Partnership Interest, a tendering Unit Holder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of the Unit Holder in and to any and all distributions made by the Partnership on or after the date on which the Purchaser purchases such Units, in respect of the Units tendered by such Unit Holder and accepted for payment by the Purchaser, regardless of the fact that the record date for any such distribution may be a date prior to the date of such purchase. The Purchaser will seek to be admitted to the Partnership as a substituted Unit Holder upon consummation of the Offer.

          DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive or amend any of the conditions of the Offer that it is legally permitted to waive as to the tender of any particular Units and to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unit Holder. The Purchaser's interpretation of the terms and conditions of the Offer (including the Assignment of Partnership Interest and the Instructions thereto) will be final and binding. No tender of Units will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

          BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent the possible application of backup federal income tax withholding of 31% with respect to payment of the Purchase Price, each tendering Unit Holder must provide the Purchaser with the Unit Holder's correct taxpayer identification number by completing the Substitute Form W-9 included in the Assignment of Partnership Interest. See the Instructions to the Assignment of Partnership Interest and
Section 6.

          FIRPTA WITHHOLDING. To prevent the withholding of federal income tax in an amount equal to 10% of the amount realized in the sale, each tendering Unit Holder must complete the FIRPTA Affidavit included in the Assignment of Partnership Interest certifying the Unit Holder's taxpayer identification number and address and that such Unit Holder is not a foreign person. See the Instructions to the Assignment of Partnership Interest and Section 6.

          BINDING OBLIGATION. A tender of Units pursuant to and in accordance with the procedures described in this Section 3 and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unit Holder and the Purchaser on the terms set forth in this Offer to Purchase and in the Assignment of Partnership Interest.

          SECTION 4. WITHDRAWAL RIGHTS. Tenders of Units pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after September 21, 1998. For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Assignment of Partnership Interest in the same manner as the Assignment of Partnership Interest was signed (including signature guarantees by an Eligible Institution). Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

          If payment for Units is delayed for any reason or if the Purchaser is unable to pay for Units for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Depositary, but such Units may be withdrawn to the extent that tendering Unit Holders are entitled to withdrawal rights as set forth in this Section 4. The foregoing is subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

          All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

          SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, validly tendered Units, (ii) to terminate the Offer and not accept for payment any Units not already accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in Section 14, to delay the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, and
(iv) to amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both). Notice of any such extension, termination or amendment will be disseminated promptly to Unit Holders in a manner reasonably designed to inform Unit Holders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the then scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

          If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Units but such Units may be withdrawn to the extent tendering Unit Holders are entitled to withdrawal rights as described in
Section 4. The foregoing is subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

          If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to security holders and investor response. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or inclusion of or change to a dealer's soliciting fee, a minimum ten business day period from the date of such change is generally required to allow for adequate dissemination to security holders. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Units being sought or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders of Units, the Offer will be extended at least until the expiration of such ten business day period. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

          SECTION 6. CERTAIN FEDERAL INCOME TAX MATTERS.

          GENERAL. The following summary is a general discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. The following discussion assumes that the Partnership is, and has always been, treated as a partnership, and not a corporation, for federal income tax purposes. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances or to certain types of Unit Holders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies, tax exempt trusts or accounts and tax-exempt organizations), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and also may be taxable transactions under applicable state, local, foreign and other tax laws. EACH UNIT HOLDER SHOULD CONSULT SUCH UNIT HOLDERS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

          GAIN OR LOSS GENERALLY. In general, a Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between
(i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. Generally, a Unit Holder's adjusted tax basis with respect to a Unit equals its cost, increased by the amount of income and the amount of Partnership liabilities (as determined under Code Section 752) allocated to the Unit, and decreased by (i) any distributions made with respect to such Unit, (ii) the amount of deductions or losses allocated to the Unit and (iii) any decrease in the amount of Partnership liabilities (as determined under Code Section 752) allocated to the Unit. Thus, the amount of a Unit Holder's adjusted tax basis in tendered Units will vary depending upon the Unit Holder's particular circumstances. The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Unit Holder for the Unit pursuant to the Offer, plus the amount of the Partnership's liabilities allocable to the Unit at the time of the sale (as determined under Code Section 752).

          A portion of the gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss, if (as is generally expected to be the case) the Unit was held by the Unit Holder as a capital asset, and will be long term capital gain or loss if the Unit Holder's holding period for the Units was more than one year. Long term capital gain is generally taxed at a maximum rate of 20%. However, while not extremely clear, it appears that the maximum rate of any such long term gain from the sale of a Unit will be 25% to the extent attributable to the recapture of depreciation deductions taken with respect to real property held by the Partnership. Capital losses are deductible only to the extent of capital gains, except that, subject to the passive activity loss limitations discussed below, non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely), and a corporation is permitted to carry back excess capital losses to the three preceding taxable years, provided the carryback does not increase or produce a net operating loss for any of those years.

          A tendering Unit Holder will be allocated a pro rata share of the Partnership's taxable income or loss for the year of sale with respect to the Units sold in accordance with the provisions of the Limited Partnership Agreement concerning transfers of Units. Such allocation and any cash distributed by the Partnership to the Unit Holder for that year will affect the Unit Holder's adjusted tax basis in Units and, therefore, the amount of such Unit Holder's taxable gain or loss upon a sale of Units pursuant to the Offer.

          UNREALIZED RECEIVABLES AND CERTAIN INVENTORY. If any portion of the amount of gain realized by a Unit Holder is attributable to "unrealized receivables" or "inventory" as defined in Code Section 751, then a portion of the Unit Holder's gain or loss may be ordinary rather than capital. A Unit Holder who tenders Units which are purchased pursuant to the Offer must file an information statement with such Unit Holder's federal income tax return for the year of the sale which provides the information specified in Treasury Regulation ss. 1.751-1(a)(3).

          PASSIVE ACTIVITY LOSS LIMITATION. Under Code Section 469, a non-corporate taxpayer or personal service corporation generally can deduct "passive losses" in any year only to the extent of the person's passive income for that year. In certain circumstances, individuals with adjusted gross incomes of less than $150,000 may also deduct a portion of such losses against non-passive income. A closely held C corporation (generally, a C corporation of which more than 50% in value of its outstanding stock is directly or indirectly owned by not more than five individuals) (other than personal service corporations) may offset such losses against active income as well as passive activity income for that year. A substantial portion of any losses of Unit Holders from the Partnership would have been passive losses. Thus, Unit Holders may have "suspended" passive losses from the Partnership (i.e., net taxable passive losses which have not been used to offset income from other passive activities or from the Partnership or, to the extent permitted, from non-passive activities). Substantially all gain or loss from a sale of Units pursuant to the Offer will be passive income or loss.

          If a Unit Holder sells less than all of his or her Units pursuant to the Offer, suspended passive losses, if any (including a portion of any loss recognized on the sale of Units), can be currently deducted (subject to other applicable limitations) to the extent of the Unit Holder's passive income from the Partnership for that year (including any gain recognized on the sale of Units) plus any other passive income for that year. In addition, if a Unit Holder sells 100% of his or her Units pursuant to the Offer, any "suspended" losses and any losses recognized upon the sale of the Units will be offset first against any other net passive gain to the Unit Holder from the sale of the Units and any other net passive activity income from other passive activity investments, and the balance of any "suspended" net losses from the Units will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unit Holder from its other income (subject to any other applicable limitations), including ordinary income. Thus, if a tendering Unit Holder has suspended passive losses from the Partnership in excess of gain from the sale, such Unit Holder must sell all of its Units to currently deduct such excess. If more than 394,000 of the outstanding Units are tendered, none of tendering Unit Holders would be able to sell 100% of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser. See Section 1.

          Summarized below is a hypothetical example of the potential after tax results of a sale of Units pursuant to this Offer. This is only an illustration, based on certain assumptions and subject to certain qualifications including those discussed in Section 6. Actual tax consequences to any Unit Holder may vary, and Unit Holders should consult their own tax advisors. Under the following example, a Unit Holder who invested $20,000 and who now sells all of their Units at a price of $6.50 per Unit, would receive approximately $9,674, after tax, calculated as follows:


Cash on Sale                                                           $6,500
Capital Gain (1)                                        9,208
                                                        x25%
                                                        -----
Tax Liability @ 25% Rate                               (2,302)

Suspended Losses through 12/31/97                       15,210
                                                        x36%
                                                        ------
Tax Savings @ 36% Rate                                   5,476
Net After Tax Benefit (2)                                              3,174
                                                                       -----

Total Benefit on Sale                                                 $9,674


---------------------------
         (1) Capital gain was estimated to equal the sale price in the Offer of $6,500 plus negative capital account balance as of December 31, 1997 of $2,708. The actual capital gain may vary.
         (2) The estimated tax results are based on a $20,000 original investment for a Unit Holder admitted in the First Closing of the Partnership. Capital account balances would vary for Unit Holders admitted to the Partnership in the Second or Third Partnership Closings, or later. The estimates do not reflect potential tax results for 1998 up to the time of sale. The estimate assumes that no passive losses from the Units are utilized prior to the date of sale. It also assumes a 36% federal ordinary income tax rate and a 25% capital gains rate, and that the Unit Holder is not subject to the alternative minimum tax. No consideration is given to state and local taxes. The foregoing discussion is based on the Purchaser's understanding of current federal tax laws, which (particularly as they relate to passive losses) are complex and subject to change.

          PARTNERSHIP TERMINATION. Section 708(b) of the Code provides that a partnership terminates for income tax purposes if there is a sale or exchange of 50% or more of the total interests in partnership capital and profits within a twelve-month period (although successive transfers of the same interest within a twelve-month period will be treated as a single transfer for this purpose). In the event of a termination, the Partnership's tax year would close and the Partnership would be treated for income tax purposes as if it had contributed all of its assets and liabilities to a "new" partnership in exchange for an interest in the "new" partnership. The Partnership would then be treated as making a distribution of the interests in the "new" partnership to the new partners and the remaining partners, followed by the liquidation of the Partnership. A tax termination of the Partnership would also terminate any partnership in which the Partnership holds a majority interest (50% or more). As a result, a new depreciation recovery period would begin on such date with respect to property held by such lower tier partnership (without an increase in the depreciable basis of such property), the Partnership's annual depreciation deductions over the next few years would be substantially reduced, and the Partnership would have greater taxable income (or less tax loss) than if no tax termination occurred.

          The Limited Partnership Agreement prohibits transfer of Units if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership for tax purposes. The Purchaser will reduce the number of Units purchased in the Offer as necessary to avoid a tax termination of the Partnership.

          BACKUP WITHHOLDING AND FIRPTA WITHHOLDING. Unit Holders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 31% backup withholding unless those Unit Holders provide a taxpayer identification number ("TIN") and certify that the TIN is correct or properly certify that they are awaiting a TIN. A Unit Holder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Assignment of Partnership Interest. If a Unit Holder who is subject to backup withholding does not properly complete and sign the Substitute Form W-9, the Purchaser may withhold 31% from payments to such Unit Holder.

          Gain realized by a foreign Unit Holder on the sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. In order to comply with this requirement, the Purchaser will withhold 10% of the amount realized by a tendering Unit Holder unless the Unit Holder properly completes and signs the FIRPTA Affidavit included as part of the Assignment of Partnership Interest certifying the Unit Holder's TIN and address, and that such Unit Holder is not a foreign person. Amounts withheld would be creditable against a foreign Unit Holder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

          SECTION 7. EFFECTS OF THE OFFER.

          LIMITATIONS ON RESALES. The Limited Partnership Agreement prohibits transfers of Units if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership for federal or any applicable state income tax purposes. This provision may limit sales of Units in the secondary market and in private transactions for the twelve-month period following completion of the Offer. The Partnership has advised the Purchaser that it will not process any requests for recognition of substitution of Unit Holders upon a transfer of Units during such twelve-month period which the Partnership believes may cause a tax termination in contravention of the Limited Partnership Agreement.

          EFFECT ON TRADING MARKET; REGISTRATION UNDER SECTION 12(G) OF THE EXCHANGE ACT. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Unit Holders. In the case of certain kinds of equity securities, a reduction in the number of security holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the Units and, therefore, the Purchaser does not believe a reduction in the number of Unit Holders will materially further restrict the Unit Holders' ability to find purchasers for their Units through secondary market transactions. See Section 13 for certain limited information regarding recent secondary market sales of the Units.

          The Units are registered under Section 12(g) of the Exchange Act, which means, among other things, that the Partnership is required to file periodic reports with the Commission and to comply with the Commission's proxy rules. The Purchaser does not expect or intend that consummation of the Offer will cause the Units to cease to be registered under Section 12(g) of the Exchange Act. If the Units were to be held by fewer than 300 persons, the Partnership could apply to de-register the Units under the Exchange Act. Because the Units are widely held, however, the Purchaser believes that, even if it purchases the maximum number of Units in the Offer, after that purchase the Units will be held of record by more than 300 persons.

          CONTROL  OF UNIT  HOLDER  VOTING  DECISIONS  BY  PURCHASER;  EFFECT OF
RELATIONSHIP WITH THE GENERAL PARTNERS. The Limited Partnership Agreement provides that the General Partners have the discretion (which must be reasonable) as to whether to admit an assignee of Units to the Partnership as a substituted Unit Holder. The Purchaser will seek to be admitted to the Partnership as a substituted Unit Holder upon consummation of the Offer and, if admitted, will have the right to vote each Unit purchased pursuant to the Offer. Even if the Purchaser is not admitted to the Partnership as a substituted Unit Holder, however, the Purchaser nonetheless will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Unit Holders of the Purchaser and its managing member and designees as proxies with respect to the Units tendered by such Unit Holders and accepted for payment by the Purchaser. See Section 3. As a result, the Purchaser could be in a position to significantly influence all voting decisions with respect to the Partnership. In general, the Purchaser (which is an affiliate of the Affiliated General Partners) will vote the Units owned by it in whatever manner it deems to be in its best interests, which, because of its relationship with the Affiliated General Partners, also may be in the interest of the Affiliated General Partners, but may not be in the interest of other Unit Holders. This could (i) prevent non-tendering Unit Holders from taking action they desire but that the Purchaser opposes and (ii) enable the Purchaser to take action desired by it but opposed by non-tendering Unit Holders. For purposes of the foregoing sentence, the term "non-tendering Unit Holders" includes those Unit Holders not all of whose Units were purchased in the Offer. Under the Limited Partnership Agreement, Unit Holders holding a majority of the Units are entitled to take action (without concurrence of the General Partners) with respect to a variety of matters, including: removal of a General Partner and in certain circumstances election of new or successor general partners; dissolution of the Partnership; the sale of all or substantially all of the assets of the Partnership; and most types of amendments to the Limited Partnership Agreement.

          The Offer will not result in any change in the compensation payable to the Affiliated General Partners or their affiliates. However, as a result of the Offer, the Purchaser will participate, in its capacity as a Unit Holder, in any subsequent distributions to Unit Holders to the extent of the Units purchased pursuant to the Offer.

          SECTION 8. FUTURE PLANS OF PURCHASER. The Purchaser is seeking to acquire Units pursuant to the Offer primarily for investment purposes and with a view to making a profit. Following the completion of the Offer, the Purchaser and/or persons related to or affiliated with it may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. The Purchaser also may consider disposing of some or all of the Units it acquires pursuant to the Offer, either directly or by a sale or other disposition of equity interests in the Purchaser, depending among other things on the requirements from time to time of the Purchaser Affiliates and their affiliates in light of liquidity, strategic, tax and other considerations.

          The Purchaser has no present plans or intentions with respect to a liquidation of the Partnership or to seek to effect a sale of assets or, except as discussed below, refinancing of any of the Complexes. However, the Purchaser expects that, consistent with the General Partners' fiduciary obligations, they will consider opportunities (including opportunities identified by the Purchaser) to engage, or to seek to cause the Operating Partnerships to engage, in transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to Unit Holders. Any such merger or consolidation transaction could involve other limited partnerships in which the General Partners or their affiliates serve as general partners, or a combination of the Partnership with one or more existing, publicly traded entities, in any of which Unit Holders might receive cash, common stock or other securities or consideration. See also "Introduction -- Distributions" for information on the possible refinancing of the Columbia Partnership's mortgage obligations.

          There is no assurance, however, as to when or whether any of the transactions referred to in the paragraphs above might occur. If any such transaction is effected and financial benefits accrue to the Unit Holders of the Partnership, the Purchaser (and thus the Purchaser Affiliates) will participate in those benefits to the extent of its ownership of Units. A merger or other consolidation transaction and certain kinds of other extraordinary transactions would require a vote of the Unit Holders, and if the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer (or otherwise), it will be able to significantly influence the outcome of any such vote. The Purchaser Affiliates' primary objective in seeking to acquire the Units through the Purchaser pursuant to the Offer is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those Units.

          SECTION 9. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP. Except as otherwise indicated, information contained in this Section 9 is based upon documents and reports publicly filed by the Partnership with the Commission.

          General. The Partnership was organized on October 10, 1986 under the laws of the State of Delaware. Its principal executive offices are located at c/o Wilder Richman Resources Corporation, 599 W. Putnam Avenue, Greenwich, CT 06830, and its telephone number at that address is (203) 869-0900.

          The Partnership's primary business is real estate ownership and related operations. The Partnership was formed for the purpose of investing in luxury multi-family residential complexes which offer the potential for appreciation in value and cash distributions to the Unit Holders from operations.

          The Partnership's investment portfolio currently consists of a 99% limited partnership interest in each of the Operating Partnerships.

          Fieldpointe Apartments, which is owned by the Carrollton Partnership, is located in Frederick, Maryland. It is comprised of 252 apartment units totalling approximately 235,000 square feet with approximately 500 parking spaces. On-site amenities include a clubhouse building with locker room and on-site management office, a swimming pool and two tennis courts. Monthly rentals range from $560 for a one-bedroom apartment to $800 for a three-bedroom apartment. Based on information known to the Purchaser or its affiliates, the occupancy rate for this Complex was 98% as of March 31, 1998. The Partnership acquired its interest in the Carrollton Partnership in October, 1987.

          The Westmont, which is owned by the Columbia Partnership, is located in New York City. It contains 163 apartment units, 9,415 square feet of commercial space, 46 garage spaces and a penthouse with an exercise center and health club offering exercise equipment, steam room, sauna jacuzzi and a large terrace. Monthly rentals range form $1,576 for a studio apartment to $4,100 for a three-bedroom apartment (with the exception of certain units rented for low and moderate income rental rates). Based on information known to the Purchaser or its affiliates, the occupancy rate for this Complex was approximately 98% as to residential units and 100% as to commercial space as of March 31, 1998. The Partnership acquired its interest in the Columbia Partnership in December, 1988.

          ORIGINALLY ANTICIPATED HOLDING PERIOD FOR PARTNERSHIP INVESTMENTS; ALTERNATIVES. According to the Partnership Prospectus, the Partnership anticipated that the holding period with respect to the Partnership's interests in the Operating Partnerships would be approximately ten years from the date of acquisition of such interests or, if longer, ten years from the date of commencement of operation of the Complexes. However, the Partnership indicated that the precise holding period for the interests in the Operating Partnerships would depend upon the financial and operating circumstances of the Complexes, in the case of the Carrollton Partnership and opportunities to take advantage of capital appreciation in the Complexes, the objectives of the general partners of the Operating Partnerships and other circumstances particular to each investment. The Partnership Prospectus also stated the then current intention of the Partnership that its investments in an Operating Partnership would be liquidated and the proceeds distributed in accordance with the Partnership Agreement between 8-12 years after the initial acquisition of such Operating Partnership interest. The Partnership presently has the right in the case of the Carrollton Partnership and will have the right in the case of the Columbia Partnership beginning in December 1998 to commence the process of liquidating its investment in each of the Complexes and, in connection therewith, require the general partner of the respective Operating Partnership to obtain an offer for sale of the Complex acceptable to the Partnership. Sale of one or both of the Complexes, however, would require, among other things, the consent of any applicable housing finance authority, the consent of WRC-87A, the special limited partner of each of the Operating Partnerships, and in certain instances, the consent of a majority of the Unit Holders of the Partnership.

          Factors that could contribute to decision of the General Partners to seek to liquidate the Partnership investment in one or both of the Operating Partnerships or to seek to effect a sale or refinancing of one or both of the Complexes that could result in distributions to the Unit Holders include cash flow and other aspects of the financial condition of the Operating Partnerships, the ability to refinance or otherwise modify the terms of the existing mortgage financing for the Complexes, tax considerations, and general conditions in the real estate and capital markets.

          Unit Holders could, as an alternative to tendering their Units and without the concurrence of the General Partners, take a variety of possible actions, including voting to dissolve the Partnership or causing the Partnership to remove or replace any or all of the General Partners, direct WRC-87A, as special limited partner of the Operating Partnerships, to remove any general partner of the Operating Partnerships, with or without cause, or to sell all or substantially all of its assets.

          SELECTED FINANCIAL AND PROPERTY-RELATED DATA. Set forth below is a summary of certain financial and statistical information with respect to the Partnership and its properties, all of which has been excerpted or derived from the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Form 10-K") and the Partnership's Quarterly Report on Form 10-Q for the period ended March 31, 1998 (the "Form 10-Q"). This information is not necessarily indicative of the financial performance to be expected of the Partnership in the future. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein. See also "Introduction -- Recent Operating Results."


                                                SECURED INCOME L.P.
                                              SELECTED FINANCIAL DATA
                                       (in thousands, except per Unit data)




                                                                 FISCAL YEAR ENDED                             THREE MONTHS
                                                                    DECEMBER 31,                             ENDED  MARCH 31,

                                                           1997             1996            1995             1998             1997

Statement of Operations Data:

        Total Revenues                                 $  6,787         $  6,435         $  6,093         $  1,704         $  1,666

         Net Loss                                          (596)             (70)            (398)              (6)             (59)

         Net Loss per Unit(1)                               -                -                -                -                -

Balance Sheet Data:

         Total Assets                                    38,149           39,322           37,856

         Total Liabilities                               39,566           40,144           39,279

         Unit Holders' Equity
         (Deficit)                                          -                -                -


------------------------------

(1) In accordance with generally accepted accounting principles (GAAP), since the Unit Holders' equity is zero as a result of cumulative losses, future loses are allocated to the General Partner for financial reporting purposes.

         SCHEDULE OF MORTGAGES. Set forth below is a table showing certain information regarding the outstanding mortgages encumbering each of the Complexes as of March 31, 1998 ($ amounts in thousands). The information is provided based on information known to the Purchaser or its affiliates.



                                                                                                                   PRINCIPAL
                       PRINCIPAL                                                                                   BALANCE
                      BALANCE AT                STATED                  PERIOD                                     DUE AT
                    MARCH 31, 1998        INTEREST RATE                AMORTIZED         MATURITY DATE             MATURITY

Westmont                $24,282                4.66%(1)                   (1)            February, 2007                  (1)

Fieldpointe             $10,051                6.09%                   40 Years          February, 2028                   0


------------------------------

(1) The 4.66% stated interest rate is subject to low floater interest rate which averaged 3.56% during 1997, plus a letter of credit fee of 2.5%. Monthly payments are therefore subject to such rates plus fixed monthly principal payments of approximately $29,500. The principal balance due at maturity will be subject to optional prepayments under the terms of the financing. For further details, refer to Note 6 to the Partnership's audited financial statements included in the Form 10-K.

         SCHEDULE OF REAL ESTATE TAXES AND RATES. Set forth below is a table showing the real estate taxes and rates for 1997 for each of the Complexes. This data is based upon information known to the Purchaser or its affiliates.



                  EXPENSE INCURRED FOR THE     RATE FOR THE
                  YEAR ENDED                   YEAR ENDED
PROPERTY          DECEMBER 31, 1997            DECEMBER 31, 1997
-------------------------------------------------------------------------------
Westmont          578,372                               (1)
Fieldpointe       174,072                      $4.26 per $100 of assessed value

----------------------------

(1) Real estate taxes for Westmont have historically been determined pursuant to special tax programs of the City of New York.


          CASH DISTRIBUTIONS HISTORY. In order to provide Unit Holders with 7% guaranteed cash distributions required to be made through December 31, 1993 and to pay investor services fees, the Partnership purchased guaranteed investment contracts. The last such cash distributions were made in 1995. In total, original investors in the Partnership have received distributions of $468.50 per $1,000 investment since 1987, virtually all of which were generated by payments under the guaranteed investment contracts. According to the Partnership's public filings, significant cash flow distributions from the property held by the Columbia Partnership, because of the restrictions on cash flow distributions under the terms of the Columbia Partnership's refinanced mortgage obligations, are not likely to occur. If, however, the Columbia Partnerships was successful in renegotiating the terms of or replacing its mortgage indebtedness to permit cash flow distributions, such cash flow could be available for distributions to the Unit Holders. For information on the potential refinancing of the Columbia Partnership's mortgage obligations, please see "Introduction -- Distributions."

          OPERATING BUDGETS OF THE PARTNERSHIP. A summary of the operating budgets for 1997 and 1998 and the audited results of operations for fiscal 1997 of the Partnership, on a consolidated basis, are set forth in the table below. The budget information is based upon information furnished by the Partnership to the Purchaser. The budgeted amounts provided below are figures that were not computed in accordance with generally accepted accounting principles ("GAAP"). Historically, budgeted operating results of operations for a particular fiscal year have differed significantly in certain respects from the audited operating results for that year. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budgets are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budgets presented for 1998 should not necessarily be considered as indicative of what the audited operating results for that year will be. Furthermore, any estimate of the future performance of a business, such as the Partnership's business, is forward-looking and based on numerous assumptions, some of which inevitably will prove to be incorrect. Among the factors that could cause actual operating results to differ from projected results are a decline in occupancy rates at the Complexes, any casualty or other event requiring unanticipated capital improvements at the Complexes or that could result in defaults under the mortgage financing for the Complexes, mismanagement by the general partners of the Operating Partnerships, changes in applicable law or regulations that could increase the costs of regulatory compliance and general market and economic conditions. For this reason, it is probable that the Partnership's future operating results will differ from those projected in the operating budget, and those differences may be material. Therefore, the accuracy of such information should not be relied on by Unit Holders.


                                            FISCAL 1998       FISCAL 1997       FISCAL 1997
                                            BUDGETED          AUDITED           BUDGETED
                                            --------          -------           --------

Total Revenues from Property Operations        $6,537           $6,626             $6,395
Total Operating Expenses                        2,841            2,555              2,720
Net Operating Income                            3,696            4,071              3,675
Capital Expenditures                              315               18                317



          OTHER INFORMATION. The Partnership is subject to the information reporting requirements of the Exchange Act and accordingly is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be inspected at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies may be obtained at prescribed rates, and at the regional offices of the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and other information filed electronically with the Commission, the address of which is http://www.sec.gov.

          SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES.

          The Affiliated General Partners and their affiliates have conflicts of interest with respect to the Offer as set forth below.

          CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. The Affiliated General Partners have conflicts of interest with respect to the Offer, resulting from their affiliation with the Purchaser. In the case of WRC-87A, this conflict is limited to the interests of Messrs. Richman and Wilder in WRRC, which owns 50% of WRC- 87A, since Lehman, which owns (through its interest in REEPI) half of the equity interest in WRC-87A, has no interest in the Purchaser or in the Offer. The Purchaser is making the Offer with a view towards realizing a profit for the benefit of the Purchaser Affiliates, which collectively own all equity interest in the Purchaser. Messrs. Richman and Wilder, who also control or share control over the Affiliated General Partners, and the other Purchaser Affiliates may be expected to realize a greater profit on the Purchaser's investment in the Units to the extent that the Purchaser is able to acquire the Units in the Offer at a lower price. It is in the interest of the Unit Holders desiring to sell their Units to receive the highest possible price for such Units available in the circumstances. This may result in a conflict between the fiduciary obligations of the Affiliated General Partners to act in the best interests of the holders of Units and the desire of the persons controlling the Affiliated General Partners to further their own economic interests.

          If the Offer is consummated, the Purchaser may own a substantial equity interest and voting power in the Partnership. Because of different financial, tax and other circumstances of affiliates of the Purchaser and the other Unit Holders, it may be in the interest the Purchaser to cause the liquidation of the Partnership, or the sale or refinancing of the assets in which the Partnership is invested through the Operating Partnerships, at a time when such action is not in the best interest of the other Unit Holders, or vice versa. This could result in a conflict for the Affiliated General Partners in attempting to reconcile the interests of the Purchaser and its controlling persons with whom they are affiliated and the interests of the other Unit Holders.

          VOTING BY THE PURCHASER. The Purchaser will seek to be admitted to the Partnership as a substituted Unit Holder upon consummation of the Offer and, when admitted, will have the right to vote each Unit purchased pursuant to the Offer. Even if the Purchaser is not admitted to the Partnership as a substituted Unit Holder, the Purchaser will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Unit Holders of the Purchaser and its managing member and designees as proxies with respect to the Units tendered by such Unit Holders and accepted for payment by the Purchaser. See Section 3. As a result, if the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right to vote those Units and thereby significantly influence all voting decisions of the Unit Holders with respect to the Partnership. In general, the Purchaser will vote the Units owned by it in whatever manner it deems to be in its and the Purchaser Affiliates' best interests, which, because of their relationship with the Affiliated General Partners, also may be in the interest of the Affiliated General Partners, but may not be in the interest of other Unit Holders. This could (i) prevent non-tendering Unit Holders from taking action they desire but that the Purchaser opposes, and (ii) enable the Purchaser to take action desired but opposed by non-tendering Unit Holders. For purposes of the preceding sentence, the term "non-tendering Unit Holders" includes both those Unit Holders not all of whose Units were tendered by the Unit Holder in the Offer and those Unit Holders not all of whose Units were purchased by the Purchaser in the Offer because of proration. Under the Limited Partnership Agreement, Unit Holders holding a majority of the Units are entitled to take action (without concurrence of the General Partners) with respect to a variety of matters, including: removal of a General Partner and in certain circumstances election of new or successor General Partners; dissolution of the Partnership; the sale of all or substantially all of the assets of the Partnership; and most types of amendments to the Limited Partnership Agreement. See Section 7.

          FINANCING ARRANGEMENTS. The Purchaser expects to pay for the Units it purchases pursuant to the Offer with funds provided by Purchaser Affiliates as a capital contribution. See Section 12. It is possible, however, that in connection with its future financing activities, the Purchaser may pledge the Units as collateral for loans, or otherwise agree to terms which provide the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "balloon" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the Affiliated General Partners may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities. See "Conflicts of Interest with Respect to the Offer" above.

          TRANSACTIONS WITH AFFILIATES. WRMC, an affiliate of the Purchaser, is the management agent for the Fieldpointe Complex owned by the Carrollton Partnership. The Carrollton Partnership paid or accrued fees for property management and other services provided by WRMC in the amounts of approximately $86,040, $83,958 and $82,012 for the years ended December 31, 1997, 1996 and
1995, respectively. WRMC was owed by the Carrollton Partnership accrued fees in the amount of $35,659 at March 31, 1998. In addition, at March 31, 1998, WRMC was owed by the Carrollton Partnership $166,000 for past years' operating advances.

          WRC-87A, a General Partner and an affiliate of the Purchaser, is entitled to an annual investor services fee, to the extent that such investor services are not provided by an independent third party. Investor services include maintenance of Partnership books and records and the preparation and distribution to Unit Holders of reports and other information. The Partnership and/or the Operating Partnerships paid or accrued fees for investor services provided by WRC-87A during 1997, 1996 and 1995 in the amounts of $65,873, $65,971 and $83,975, respectively, and, in the amount of $15,468 during the three month period ended March 31, 1998.

          LaMere Associates, Inc., an entity in which an affiliate of the Purchaser owns a 20% interest, receives premiums in connection with property, workers compensation, liability and umbrella insurance coverage provided to the Carrollton Partnership. The Carrollton Partnership incurred premiums in connection with such insurance coverage during 1997, 1996 and 1995 of $45,864 , $47,303 and $49,104, respectively.

          As of March 31, 1998, the Carrollton Partnership owed its general partners and their affiliates $65,154 relating to prior years' advances.

          SECTION 11. CERTAIN INFORMATION CONCERNING THE PURCHASER.

          THE PURCHASER. The Purchaser is a newly formed Delaware limited liability company organized for the purpose of making the Offer and which sole managing member is Mr. Richman. The Purchaser has not engaged in any business activity other than in connection with the Offer and has no significant assets or liabilities at the present time, other than amounts it expects to receive from Purchaser Affiliates as a capital contribution. Upon consummation of the Offer, the Purchaser's only significant assets will be the Units it acquires pursuant to the Offer and the remaining cash, if any.

          The principal executive offices of the Purchaser are located at 599 W. Putnam Avenue, Greenwich, Connecticut 06830, and its telephone number is (203) 869-0900. For certain information concerning the members of the Purchaser, see
Schedule I to this Offer to Purchase.

          Except as otherwise set forth herein, none of the Purchaser, Purchaser Affiliates or, to the best of the Purchaser's knowledge, any of the persons listed on Schedule I hereto, or any affiliate of the foregoing, (i) beneficially owns or has a right to acquire any Units, (ii) has effected any transaction in the Units in the last 60 days, or (iii) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

          SECTION 12. SOURCE OF FUNDS. The Purchaser expects that approximately $2,561,000 plus fees and expenses will be required to purchase 394,000 Units, if tendered, and to pay related fees and expenses. The Purchaser expects to receive such amount from Purchaser Affiliates as a capital contribution.

          SECTION 13. BACKGROUND OF THE OFFER.

          GENERAL BACKGROUND. The Partnership was organized by the General Partners in 1987 to invest in luxury multi-family residential complexes. Pursuant to the Partnership Prospectus, as supplemented, the Partnership offered up to $50 million of Units at an offering price of $20 per Unit. The offering of Units was terminated in February 1988 after raising $19,687,380 from the sale of 984,369 Units. With the proceeds of the offering the Partnership purchased its interests in the Operating Partnerships. In order to provide Unit Holders with 7% guaranteed cash distributions required to be made through December 31, 1993, the Partnership utilized a portion of the proceeds of the offering to purchase guaranteed investment contracts. The last such cash distributions were made in January 1995. In total, original investors in the Partnership have received distributions of $468.50 per $1,000 investment since 1987, virtually all of which were generated by payments under the guaranteed investment contracts. The guaranteed investment contracts have also been used for the payment of investor services fees. According to the Partnership's public filings, significant cash flow distributions from the property held by the Columbia Partnership, because of the restrictions on cash flow distributions under the terms of the Columbia Partnership's refinanced mortgage obligations, are not likely to occur. If, however, the Columbia Partnership was successful in renegotiating the terms of or replacing its mortgage indebtedness to permit cash flow distributions, such cash flow could be available for distributions to the Unit Holders. For information on the potential refinancing of the Columbia Partnership's mortgage obligations, please see "Introduction -- Distributions".

          Prior to the third quarter of 1993, the Operating Partnerships experienced significant cash flow problems because of the high cost of debt service on the mortgage financing for the Complexes. During the second and third quarters of 1993, the mortgages for the Complexes were refinanced. As a result, the Partnership's results of operation improved considerably, due primarily to a significant decrease in interest expense and the ability to sustain high occupancy rates.

          The Units are highly illiquid. The Units do not trade on any securities exchange or in any other organized trading market, and the secondary market sales activity for the Units has been limited and sporadic. See "Trading History of Units" below. The trading prices for the Units in the secondary market has been steeply discounted compared to the offering price of the Units and the other measures of value discussed below, particularly after the expiration of the Partnership's obligation to pay to Unit holders an annual 7% return through December 31, 1993. The Purchaser believes that these steeply discounted trading prices do not reflect the value of the underlying investment interests of the Partnership in the Operating Partnerships, especially in light of the improved operations of the Operating Partnerships following the refinancing of their mortgage indebtedness in 1993.

          The  MacKenzie  Offer was  commenced  on June 29,  1998.  Prior to the
Partnership's filing of its Schedule 14D-9 in connection with the MacKenzie Offer, WRRC advised the Partnership that affiliates of WRRC were considering making an offer to acquire Units for cash. While no definitive decision to make such an offer was reached at that time, WRRC indicated that if such an offer were to proceed, that offer would be commenced prior to the scheduled July 31, 1998 expiration date of the MacKenzie Offer so that Unit Holders would have an opportunity to review and consider such additional offer before deciding whether to tender any Units in response to the MacKenzie Offer. WRRC is an Affiliated General Partner and is beneficially owned by Messrs. Richman and Wilder, who also control the Purchaser.

          The Purchaser believes that an offer for the Units at the Purchase Price affords those Unit Holders who do not wish to continue to bear the investment risk of the ownership of Units or who otherwise desire to dispose of their Units at this time an opportunity to sell their Units at a price that is substantially above recent trading prices for the Units and above the Everest and MacKenzie Offers. The Purchaser is not making any recommendation to Unit Holders to sell their Units, however, and the Purchaser hopes to realize a profit at a later time on its purchase of Units in the Offer through future cash flow or liquidating distributions from the Partnership, through a future disposition of the Units or otherwise. Other than as set forth in this Offer to Purchase, the Purchaser has no current plans to cause the Partnership to effect any distributions or to dispose of or otherwise transfer any Units acquired by the Purchaser in the Offer.

          DETERMINATION OF PURCHASE PRICE. In establishing the Purchase Price, the Purchaser reviewed certain publicly available information and certain information known to it and its affiliates, including among other things: (i) the Limited Partnership Agreement of the Partnership, as amended to date, and the limited partnership agreements of the Operating Partnerships, each as amended to date; (ii) the Partnership's Form 10-K; (iii) the operating budgets with respect to the Complexes for 1998; (iv) the MacKenzie and Everest Offers and (v) other information obtained by the affiliates of the Purchaser in their capacities as providers of property management, asset management and partnership administration services to the Partnership. Based on that information, the Purchaser considered the factors discussed below.

          TRADING HISTORY OF UNITS. Secondary market sales activity for the Units, including privately negotiated sales, has been limited and sporadic. According to information obtained from the Partnership, from July 1, 1997 to July 1, 1998 an aggregate of 25,203 Units (representing approximately 2.56% of the total weighted outstanding Units) were transferred in sale transactions. Gross sales prices during this period, as reported by the Partnership, ranged from $1.00 per Unit to $2.50 per Unit. The gross sales prices do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices; thus the Purchaser does not know whether the information is complete. Moreover, the transfer documentation submitted to the General Partners often does not include the requested price information or contains conflicting information as to the actual sales price. Accordingly, Unit Holders should not rely upon the accuracy of this information. In addition, the Everest Offer was for $3.50 per Unit for up to 42,234 Units and the MacKenzie

Offer is for $5.00 per Unit for up to 196,875 Units. Responses to such Offers are not yet known by the Partnership.

          The Purchaser believes that, although secondary market sales information may not be a reliable measure of value because of the limited and inefficient nature of the market for Units, this information may be relevant to a Unit Holder's decision as to whether to tender its Units pursuant to the Offer. At present, privately negotiated sales, tender offers for Units and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by Unit Holders) are the only means available to a Unit Holder to liquidate an investment in Units (other than the Offer) because the Units are not listed or traded on any exchange or quoted on The Nasdaq Stock Market.

          PURCHASER'S PRO FORMA ESTIMATE OF NET LIQUIDATION VALUE PER UNIT. The Purchaser is offering to purchase Units, which are a relatively illiquid investment, and is not offering to purchase the Partnership's underlying assets or assume any of its liabilities. Consequently, the Purchaser does not believe that the per-Unit amount which might be distributed to Unit Holders following a future sale of the Complexes necessarily reflects the present fair value of a Unit. Conversely, the realizable value of the Partnership's assets clearly is a relevant factor in determining the price a prudent purchaser would offer for Units. In considering this factor, the Purchaser made a pro forma calculation of the amount each Unit Holder might receive in a theoretical orderly liquidation of the Partnership (which may not be realistically possible, particularly in the near term, due to the general difficulty of disposing of real estate in a short period of time, and other factors, including the restrictions on cash flow distribution on the Westmont property owned by the Columbia Partnership and the Federal Housing Administration's (the "FHA") regulations applicable to the Fieldpointe property owned by the Carrollton Partnership), based upon capitalizing at a rate of 8.5% the combined net operating income of the Complexes, totalling approximately $4,070,000, as disclosed in the Form 10-K (such capitalized combined net operating income, the "Gross Real Estate Value Estimate"). The Purchaser based its pro forma liquidation analysis on the Gross Real Estate Value Estimate because the Purchaser believes that the Gross Real Estate Value Estimate represents a reasonable estimate, based on currently available information, of the values of the Complexes.

          In estimating the pro forma net liquidation value per Unit, the Purchaser adjusted its Gross Real Estate Value Estimate of approximately $48,000,000 by deducting (i) mortgages payable of approximately $34,450,000,
(ii) amounts due to General Partners and affiliates of approximately $4,100,000 and (iii) assumed closing costs and brokerage expenses of approximately $1,675,000 (3.5% of the Gross Real Estate Value Estimate), and by adding approximately $4,700,000 in cash and reserves. The result, approximately $12,350,000, represents the Purchaser's pro forma estimate of the aggregate net liquidation proceeds which could be realized on an orderly liquidation of the Partnership, based on the assumptions implicit in the calculations described above.

          To complete its pro forma estimate of the amount of the theoretical liquidation proceeds that would be distributable per Unit, the Purchaser divided the estimated aggregate net liquidation proceeds of $12,350,000 by the 984,369 Units outstanding as of July 7, 1998. The resulting estimated pro forma liquidation value was approximately $12.55 per Unit (the "Estimated Liquidation Value").

          The Purchaser's pro forma liquidation analysis described above is merely theoretical and does not itself reflect the value of the Units because
(i) there is no assurance that any such liquidation in fact will occur in the foreseeable future, (ii) any liquidation in which the estimated fair market values described above might be realized would take a period of time, during which time the Partnership and its partners would continue to be exposed to the risk of fluctuations in asset values because of changing market conditions and other factors and (iii) the Westmont property owned by the Columbia Partnership is subject to certain restrictions on cash flow distributions and the Fieldpointe property owned by the Carrollton Partnership is subject to FHA regulations. In light of these factors, the Purchaser believes the actual current value of the Units is substantially less than its estimate of the Estimated Liquidation Value. Conversely, there is a substantial possibility that the per-Unit value realized in an orderly liquidation could be greater than the Estimated Liquidation Value. For example, the Purchaser's calculation of the Gross Real Estate Value Estimate is based on the 1997 year end audited results of the Operating Partnerships. As the real estate market in the eastern United States during 1998 has continued to improve, it is reasonably likely that the 1998 audited results of operations of the Operating Partnerships would show increased net operating income for the Complexes, and possibly a reduced capitalization rate resulting from decreases in interest rates generally, as compared to 1997. Furthermore, the analysis described above is based on a series of assumptions, some of which may not be correct. Accordingly, this analysis should be viewed merely as indicative of the Purchaser's approach to valuing Units and not as any way predictive of the likely result of any future transactions.

          The Purchase Price represents the price that the Purchaser is willing to pay for the Units. No independent third party has been retained by the Purchaser to evaluate or render an opinion with respect to the fairness of the Purchase Price, and no appraisals of any of the properties owned by the Partnership have been obtained by the Purchaser.

          SECTION 14. CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained prior to the Expiration Date. Furthermore, notwithstanding any other term of the Offer and in addition to the Purchaser's right to withdraw the Offer at any time before the Expiration Date, the Purchaser will not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

          (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Units, including without limitation the right to vote any Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unit Holders, (iii) requires divestiture by the Purchaser of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer, or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser or the Partnership;

          (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) any change or development shall have occurred or been threatened since the date of this Offer to Purchase, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which is or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that does or may have a material adverse effect on the value of the Units;

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of, or imposition of a limitation on, the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

          (e) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that, except for or as a result of the MacKenzie or Everest Offers, (i) more than five percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to
Section 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

          The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. Any determination by the Purchaser concerning the events described above will be final and binding upon all parties.

          SECTION 15. CERTAIN LEGAL MATTERS.

          GENERAL. The Purchaser is not aware of any filings with, or approvals or other actions by, any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer, other than the filing of a Tender Offer Statement on
Schedule 14D-1 with the Commission (which has already been filed) and any required amendments thereto. Should any such approval or other action be required, it is the Purchaser's present intention that such additional approval or action would be sought. Although there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder.

          ANTITRUST. The Purchaser does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units contemplated by the Offer.

          MARGIN REQUIREMENTS. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

          SECTION 16. FEES AND EXPENSES. Except as set forth in this Section 16, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser has retained Shareholder Communications Corporation to act as
Information Agent and Service Data Corporation to act as Depositary in connection with the Offer. The Purchaser will pay the Information Agent and the Depositary reasonable and customary compensation for their respective services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and has agreed to indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchaser will also pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

          SECTION 17. MISCELLANEOUS. The Purchaser is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) Unit Holders residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

          No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Assignment of Partnership Interest and, if given or made, such information or representation must not be relied upon as having been authorized.

          The Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in Section 9 (except that they will not be available at the regional offices of the Commission).


                                               West Putnam Housing Investors LLC


July 24, 1998

                                   SCHEDULE I

               INFORMATION REGARDING THE MEMBERS OF THE PURCHASER


Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of the members of the Purchaser. Each person identified below is a United States citizen. The principal business address of the Purchaser and, unless otherwise indicated, the business address of each person identified below, is c/o Wilder Richman Resources Corporation, 599 West Putnam Avenue, Greenwich, CT 06830.


NAME, PRESENT PRINCIPAL OCCUPATION OR
EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY

          Mr. Richman graduated from the Columbia University Law School with a Juris Doctor degree, the Columbia University Graduate School of Business Administration with a Master of Business Administration degree and Syracuse University with a Bachelor of Arts degree in Political Science. Mr. Richman has nearly twenty years of extensive experience in the syndication, development and management of residential properties. From March 1988 to date, Mr. Richman has been the President and a Director and a shareholder of Wilder Richman Corporation, also an affiliate of WRRC. From 1986 to date, Mr. Richman has been the President and a director of WRRC. From 1973 until 1979, Mr. Richman practiced corporate law in New York City. Mr. Richman is the Senior Vice President and a member of the Board of Directors of the Affordable Housing Coalition and has been a member of the National Advisory Board of the Housing and Development Reporter, a bi-weekly publication, a frequent speaker on real estate syndication, a member of the National Leased Housing Association, and has appeared on National Public Radio and American Broadcasting Company's "Nightline" program.

          Robert H. Wilder, Jr., is the Executive Vice President and a Director of WRRC. Mr. Wilder received an M.B.A. degree form the Colombia University Graduate School of Business Administration, and a B.A. degree in economics from University of Michigan. For nearly 25 years Mr. Wilder has been one of the leading developers of affordable housing in suburban and upstate New York. From 1979 to date Mr. Wilder has been the Chairman of the Board and a Director and a shareholder of Wilder Richman Corporation, an affiliate of WRRC. From 1988 through 1995, Mr. Wilder was the President and sole shareholder of Wilder Property Companies, Inc. Mr. Wilder is currently a Managing Member of Wilder Balter Partners, L.L.C. and his principal business address is 570 Taxter Road, Elmsford, NY 10523. Mr. Wilder is a licensed real estate broker in New York and Connecticut.

          Manually signed facsimile copies of the Assignment of Partnership Interest will be accepted. The Assignment of Partnership Interest and any other required documents should be sent or delivered by each Unit Holder or such Unit Holder's broker, dealer, bank, trust company or other nominee to the Depositary as set forth below.


                        The Depositary for the Offer is:

                            Service Data Corporation
                             2424 South 130th Circle
                                 Omaha, NE 68144

                            Toll Free: (800) 443-6034
                            Facsimile: (402) 330-8688



         Questions and requests for assistance or for additional copies of this Offer to Purchase and the Assignment of Partnership Interest may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.


                     The Information Agent for the Offer is:

                     Shareholder Communications Corporation

                            (800) 733-8481, Ext. 415
                                   (Toll Free)